Exhibit 21.1

SUBSIDIARIES OF CRESCENT CAPITAL BDC, INC.

Name Jurisdiction
Crescent Capital BDC Funding, LLC Delaware
CBDC Universal Equity, Inc. Delaware
CCAP CA Lending LLC Delaware

In addition, we have entities that are considered controlled “affiliate” entities as described in “Note 3 “Agreements and Related Party Transactions” as of December 31, 2022, included in the Notes to Consolidated Financial Statements portion of Crescent Capital BDC. Inc.’s Form 10-K for the year ended December 31, 2022.